Exhibit 99.1

Tarena to Change Ticker Symbol and Ring Nasdaq Opening Bell on January 10, 2024

BEIJING, January 9, 2024 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) ("Tarena" or the "Company"), a leading provider of IT-focused supplementary STEM education services in China, announced that it will change its ticker symbol on the Nasdaq from “TEDU” to “TCTM” effective on January 10, 2024 and that Ms. Ying Sun, the Company’s CEO, will lead the opening bell ceremony at the Nasdaq Capital Market alongside the Company’s team on January 10, 2024, to celebrate the first day of trading on Nasdaq under the new ticker symbol of “TCTM.”

The live ceremony will begin at 9:15 a.m. ET on January 10, 2024 and can be viewed online at: https://www.nasdaq.com/marketsite/bell-ringing-ceremony.

The Company currently offers a diversified portfolio of IT-related courses for students aged between three and eighteen. Relying on the rich heritage of IT education, the Company has grown into one of the leading providers of IT-focused supplementary STEM education services over eight years, with more than 200 learning centers in over 50 cities in China, and over 350,000 students cumulatively enrolled.

“On the momentous occasion of our new start, ringing the Nasdaq opening bell symbolizes our sustained dedication to advancing our course offerings, cultivating premium services and upgrading our operations to face the challenges and opportunities in wider market prospects. Together with Nasdaq, we will continue to create value for our customers, shareholders, society and the world at large,” commented Ms. Sun.

About Tarena International, Inc.

Tarena is a leading provider of IT professional education and IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” Tarena embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Investor Relations Contact:

Tarena International, Inc.

Investor Relations

E-mail: ir@tedu.cn